SCHEDULE 13G


	       Under the Securities Exchange Act of 1934
			(Amendment No.___1______)*


Black Rock 1999 Term Trust_________________________________________
(Name of Issuer)
Common Stock____________________________________________________
(Title of Class of Securities)
09247T100_______________________________________________________
(CUSIP Number)
________________________________________________________________

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).



CUSIP NO 09247T100_____________          13G                   Page____ of _____



1.  Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person
 Tattersall Advisory Group, Inc.
54-1836068


2.  Check the Appropriate Box if a Member of a Group*

							(a)
							(b) XX


3.  SEC USE ONLY



4.  Citizenship or Place of Organization
6620 W. Broad Street Suite 300
Richmond, Virginia 23230-1720


Number of               5.  2,175,700
    Shares
Beneficially            6.  0
Owned by
    Each                7.  2,175,700
Reporting
    Person              8.  0
    With



9.  Aggregate Amount Beneficially Owned By Each Reporting Person
	   2,175,700 shares


10.  Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares*



11.  Percent Of Class Represented By Amount In Row 9
	     10.1%


12.  Type of Reporting Person*
	IA





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Black Rock 1999 Term Trust


ITEM 1:
  a)  Black Rock 1999 Term Trust
  b)  One Seaport Plaza New York New York 10019

ITEM 2:
  a)  Tattersall Advisory Group, Inc.
  b)  6620 W. Broad Street Ste. 300 Richmond, Virginia 23230-1720
  c)  USA
  d)  Common Stock
  e)  09247T100

ITEM 3:
  e)  IA

ITEM 4:
  a)   2,175,700 SHARES
  b)   10.1%
  c) (i)  2,175,700 shares
     (ii) 0
    (iii) 2,175,700 shares
    (iv)  0

ITEM 5:
  Not Applicable

ITEM 6:
  Not applicable

ITEM 7:
  Not applicable

ITEM 8:
  Not applicable

ITEM 9:
  Not applicable

Date:  April 6, 1998


_____________________________________
Fred T. Tattersall, Managing Director